14047078

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2014

SEC FILE NUMBER
8- 38186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 E. High Street
(No. and Street)

Ebensburg (City) PA (State) 15931 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Long (814) 472-9317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wessel & Company
(Name – *if individual, state last, first, middle name*)

215 Main Street (Address) Johnstown (City) PA (State) 15901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Patrick Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Investors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick E. Long
Signature

President
Title

Wendy Kerch
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Wendy Kerch, Notary Public
Portage Township, Cambria County
My Commission Expires February 03, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUND INVESTORS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2013 AND 2012

PAGE

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT

February 7, 2014

To the Shareholder
Fund Investors, Inc.
Ebensburg, PA

We have audited the accompanying financial statements of Fund Investors, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Investors, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Wessel & Company
Certified Public Accountants

FUND INVESTORS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Current Assets		
Cash & cash equivalents	$ 13,004	$ 15,567
Accounts receivable	6,287	900
Securities owned, at estimated fair value	11,940	7,497
Prepaid expenses	2,037	1,737
Total Current Assets	33,268	25,701
Equipment, net of accumulated depreciation	-	-
Total Assets	$ 33,268	$ 25,701
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Commissions payable	$ 3,201	$ -
Total Current Liabilities	3,201	-
Deferred income tax liability	2,030	986
Shareholders' Equity		
Common stock - $10 par value, 100,000 shares authorized, 600 shares issued and outstanding	6,000	6,000
Retained earnings	15,427	15,504
Accumulated Other Comprehensive Income/(Loss)	6,610	3,211
Total Shareholders' Equity	28,037	24,715
Total Liabilities and Shareholders' Equity	$ 33,268	$ 25,701

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues		
Commissions	$ 190,759	$ 186,812
Interest income	195	38
Total Revenues	190,954	186,850
Expenses		
Payroll	39,575	36,913
Payroll taxes and benefits	25,532	26,353
Commissions	105,375	104,422
Rent	6,000	6,000
Dues, licenses and fees	12,043	12,441
Utilities	-	471
Supplies	6	196
Total Expenses	188,531	186,796
Income Before Provision for Income Taxes	2,423	54
Provision/(Benefit) for Income Taxes		
Current provision/(benefit)	-	-
Total Provision/(Benefit) for Income Taxes	-	-
Net Income	2,423	54
Other Comprehensive Income		
Net unrealized gain on investments	3,399	110
Other Comprehensive Income	3,399	110
Total Comprehensive Income	$ 5,822	$ 164

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Gain/(Loss)	Total Shareholders' Equity
Balance - Beginning of Year	$ 6,000	$ 15,504	$ 3,211	$ 24,715
Unrealized gain/(loss) on securities, net	-	-	3,399	3,399
Dividends paid	-	(2,500)	-	(2,500)
Net Income/(Loss)	-	2,423	-	2,423
Balance - End of Year	$ 6,000	$ 15,427	$ 6,610	$ 28,037

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Gain/(Loss)	Total Shareholders' Equity
Balance - Beginning of Year	$ 6,000	$ 15,450	$ 3,101	$ 24,551
Unrealized gain/(loss) on securities, net	-	-	110	110
Net Income/(Loss)	-	54	-	54
Balance - End of Year	$ 6,000	$ 15,504	$ 3,211	$ 24,715

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities:		
Net Income	$ 2,423	$ 54
Adjustments to reconcile net income to cash provided by/(used in) operating activities:		
Change in assets and liabilities:		
Accounts receivable	(5,387)	1,291
Prepaid expenses	(300)	811
Accounts payable	3,201	(697)
Total adjustments	(2,486)	1,405
Net Cash (Used In)/Provided By Operating Activities	(63)	1,459
Cash Flows from Financing Activities:		
Dividends paid	(2,500)	-
Net Cash (Used In) Financing Activities	(2,500)	-
Net (Decrease)/Increase in Cash and Cash Equivalents	(2,563)	1,459
Cash and Cash Equivalents - Beginning of Year	15,567	14,108
Cash and Cash Equivalents - End of Year	$ 13,004	$ 15,567

Supplemental Disclosures:

Accounting Policies Note

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be "cash equivalents".

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Fund Investors, Inc.(the Company) is a broker dealer registered with the Financial Industry Regulatory Authority (FINRA). It is a Pennsylvania corporation engaged in the sale of mutual fund shares. The Company does not hold customer accounts.

Basis of Accounting and Use of Estimates

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid. The estimates and assumptions used could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period

Commission Recognition

Commissions earned on new accounts are recorded on trade date with appropriate receivable being accrued. Commissions paid to registered representatives on new accounts are accrued at the time of application.

Recurring commissions from direct customer deposits as well as maintenance fees from mutual fund families are recorded when received since they are not readily identifiable. Corresponding commissions payable to registered representatives are not recorded until the commission is received.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with an original maturity of three months or less. At December 31, 2013 and 2012, the Company had cash equivalents of $13,004 and $15,567, respectively.

Accounts Receivable

Accounts receivable represent commissions earned. No allowance has been provided based on historical collection results and management's judgment of collectibility.

Computers and Equipment

Computers and equipment are recorded at cost and depreciated over their estimated useful lives of three to five years on a straight-line basis for financial statement purposes.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the Company to record income tax expense on the liability method. Current expense represents the estimated tax obligation per the income tax return, and deferred expense represents the change in the estimated future tax effects of temporary differences and carryforwards. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences between financial reporting and income tax reporting, and by considering carryforwards for operating losses and tax credits. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company follows FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, as codified in FASB ASC 740-10. The codified interpretation requires the Company to evaluate tax positions taken and determine whether it is more-likely-than-not that the tax position will be sustained upon examination based on the technical merits of the position. The Company has performed an evaluation and has determined there are no material unrecognized tax positions or uncertain tax positions that meet the reporting and disclosure provisions of FIN 48. The Company records tax penalties and interest as they occur. For both years ended December 31, 2013 and 2012, the Company incurred no tax penalty or interest costs.

Concentrations of Credit Risk

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

Fair Value of Financial Instruments

Certain financial instruments under FASB ASC 820 are required to be recorded at fair value. The estimated fair values of such financial instruments (including cash and cash equivalents, certain debt instruments, and other assets and liabilities) have been valued using market or cost information where appropriate. Changes in assumptions or estimation methods could affect the fair value estimates. However, management does not believe any such changes would have a material impact on the financial condition, results of operations or cash flows of the Company. Financial instruments, including cash and cash equivalents, other assets and short-term and long-term debt, are carried at cost, which approximates fair value.

NOTE 2 - SECURITIES OWNED

In April 2000, Fund Investors, Inc. purchased 300 shares of common stock in "The NASDAQ Stock Market, Inc.", a private placement. These shares are carried at fair value.

The following is a summary of investments by major security type for December 31, 2013:

	Carrying Value	Fair Value	Unrealized Gains/(Loss)
NASDAQ Stock Market, Inc.	$ 3,300	$ 11,940	$ 8,640
Less deferred taxes (see Note 7)			(2,030)
Amount shown in stockholders' equity			$ 6,610

The following is a summary of investments by major security type for December 31, 2012:

	Carrying Value	Fair Value	Unrealized Gains/(Loss)
NASDAQ Stock Market, Inc.	$ 3,300	$ 7,497	$ 4,197
Less deferred taxes (see Note 7)			(986)
Amount shown in stockholders' equity			$ 3,211

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP established a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables present assets that are measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013				
NASDAQ common stock	$ 11,940	$ 11,940	$ ---	$ ---
Total	$ 11,940	$ 11,940	$ ---	$ ---
December 31, 2012				
NASDAQ common stock	$ 7,497	$ 7,497	$ ---	$ ---
Total	$ 7,497	$ 7,497	$ ---	$ ---

NOTE 4 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2013 and 2012, were as follows:

Common Stock	Preferred Stock
$10 par value	$10 par value
100,000 shares authorized	100,000 shares authorized
600 shares issued and outstanding	No shares issued

NOTE 5 - SEC RULE 15C3-3 EXEMPTION

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, Fund Investors, Inc. is exempt from the provisions of Rule 15c3-3 as provided in subsections 15c3-3k(1).

NOTE 6 - PENSION PLAN

The Company has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf. The pension expense for the years ended December 31, 2013 and 2012 is $16,901 and $17,452, respectively.

NOTE 7 - INCOME TAXES

The current and deferred income tax provision/(benefit) consists of the following:

	2013	2012
Current Provision		
State	$ ---	$ ---
Federal	---	---
	---	---
Deferred Provision/(Benefit)		
State	444	14
Federal	600	20
	1,044	34
Total Provision/(Benefit)	$ 1,044	$ 34

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability are summarized as follows:

	2013	2012
Tax Assets/(Liabilities)		
Unrealized gains/(losses) on investment securities	($ 2,030)	($ 986)
Net Deferred Tax Asset/(Liability)	($ 2,030)	($ 986)

With certain exceptions, the federal and state income tax returns of the Company for 2010, 2011, and 2012 are subject to examination by the IRS, generally for three years after they were filed.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at December 31, 2013 and 2012, or any time during the years then ended.

NOTE 9 - DIVIDENDS

The Company's Board of Directors declared and paid dividends of $2,500 for the year ended December 31, 2013. There were no dividends paid for the year ended December 31, 2012.

NOTE 10 - FOCUS REPORT

There are no material differences in net capital as reported on Fund Investors, Inc.'s 2013 Focus Report and the accompanying financial statements.

NOTE 11 - RELATED PARTY TRANSACTIONS

Patrick Long, the sole shareholder of Fund Investors, Inc. is also a shareholder of another non-affiliated corporation. While not affiliated, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations. Additionally, the Company has adopted the same pension plan as the common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for both years ended December 31, 2013 and 2012. The Company's net capital as defined by SEC Rule 15c3-1 was $17,922 and $20,953, which is in excess of the minimum net capital required for the years ended December 31, 2013 and 2012, respectively. The Company's net capital ratio was .29 to 1 and .05 to 1 for the years ended December 31, 2013 and 2012, respectively.

NOTE 13 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 7, 2014, which is the date that financial statements were available to be issued.

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

February 7, 2014

To the Shareholder
Fund Investors, Inc.
Ebensburg, PA

Our report on the audits of the financial statements of Fund Investors, Inc. for the years ended December 31, 2013 and 2012, appears on Page 2. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting or other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wessel + Company

WESSEL & COMPANY
Certified Public Accountants

SCHEDULE A

FUND INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2013

1. Total ownership equity		$ 28,037
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		28,037
4. Add:		
a) Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b) Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		28,037
6. Deductions and/or charges:		
a) Total non-allowable assets	(8,324)	
b) Secured demand note deficiency	-	
c) Commodity futures contracts and spot commodities - proprietary capital charges	-	
d) Other deductions and/or charges	-	(8,324)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on security positions		19,713
9. Haircuts on securities (computed where applicable, pursuant to 15c3-1 (f)):		
a) Contractual securities commitments		-
b) Subordinated securities borrowing		-
c) Trading and investment securities		1,791
d) Undue concentration		-
e) Other securities		-

SCHEDULE A
(Continued)

FUND INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

10. Net capital	17,922
11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	349
12. Minimum dollar net capital requirement of reporting broker or dealer	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital	$ 12,922

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Fund Investors, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS report	$ 12,922
Allowable expenses - The effect of audit adjustments for current federal and state income tax liability.	-
Excess per this computation	$ 12,922

The Company has not included supplementary schedules under Rule 15c3-3(d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

February 7, 2014

To the Shareholder of
Fund Investors, Inc.
Ebensburg, PA

In planning and performing our audit on the financial statements and supplemental schedule of Fund Investors, Inc.(the Company) for the year ended December 31, 2013, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Wessel + Company

Wessel & Company
Certified Public Accountants

FUND INVESTORS, INC.

EBENSBURG, PA

Audited Financial Statements

December 31, 2013 and 2012

WESSEL & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS